FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 31, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2019 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2019 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, July 31, 2019. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2019 in comparison with its results for the quarter ended June 30, 2018.

Summary of 2019 Second Quarter Results

(Comparison with first quarter 2019 and second quarter of 2018)

	2Q 2019	1Q 2019		2Q 2018
Net sales ($ million)	1,918	1,872	2%	1,788	7%
Operating income ($ million)	234	259	(9%)	222	5%
Net income ($ million)	240	243	(1%)	166	44%
Shareholders’ net income ($ million)	241	243	(1%)	168	43%
Earnings per ADS ($)	0.41	0.41	(1%)	0.29	43%
Earnings per share ($)	0.20	0.21	(1%)	0.14	43%
EBITDA ($ million)	370	390	(5%)	363	2%
EBITDA margin (% of net sales)	19.3%	20.9%		20.3%

In the second quarter of 2019, sales rose 2% quarter-on-quarter, as higher sales in Mexico and various Eastern Hemisphere markets compensated for a seasonal decline in sales in Canada. Operating income declined 9% quarter on quarter resulting from the non-repetition of the $15 million tariff recovery recorded in the previous quarter and higher maintenance costs associated with a major overhaul of our facilities in Mexico. Net income amounted to 12.5% of sales.

During the quarter, our free cash flow amounted to $245 million, as we continued to reduce our working capital in the amount of $147 million. Following a dividend payment of $331 million in May 2019, we maintained a net cash position (i.e., cash, other current and non-current investments less total borrowings) of $706 million at the end of the quarter.

Appointment of Chief Financial Officer

As previously announced on June 11, 2019, effective as of August 5, 2019, Ms. Alicia Mondolo will assume the position of Chief Financial Officer, replacing Edgardo Carlos.

Market Background and Outlook

In the USA, drilling activity has slowed down and is likely to remain around the present level as oil and gas prices have been subdued and operators maintain a disciplined approach to capital expenditures. In Canada, drilling activity remains well down on last year with no recovery expected before the end of the year.

In Latin America, drilling activity is expected to remain at current levels until the end of the year amid uncertainty about elections in Argentina and the financial position of Pemex.

In the eastern Hemisphere, drilling activity continues to improve, led by gas developments in the Middle East, and a gradual recovery in some offshore basins.

In the third quarter, our sales will be affected by lower average selling prices, seasonal factors and the impact of major maintenance stoppages amplified by the triennial intervention in Mexico, before recovering in the fourth quarter. We expect to mitigate most of the impact of lower average selling prices with lower costs and complete the year with an overall EBITDA margin similar to that of 2018.

Analysis of 2019 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2019	1Q 2019		2Q 2018
Seamless	674	640	5%	689	(2%)
Welded	173	184	(6%)	146	19%
Total	846	824	3%	834	1%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2019	1Q 2019		2Q 2018
(Net sales - $ million)
North America	863	893	(3%)	827	4%
South America	337	330	2%	310	9%
Europe	194	158	22%	179	9%
Middle East & Africa	315	301	5%	299	5%
Asia Pacific	105	81	29%	71	47%
Total net sales ($ million)	1,814	1,763	3%	1,686	8%
Operating income ($ million)	216	238	(9%)	197	10%
Operating margin (% of sales)	11.9%	13.5%		11.7%

Net sales of tubular products and services increased 3% sequentially and 8% year on year. Sales increased in all regions except North America, in line with the increase in volumes as average selling prices remained flat. In North America sales declined 3% following the decline in Canada due to the spring break-up season, largely offset by higher sales in Mexico. In South America we had higher sales of conductor casing in Brazil. In Europe we had a strong quarter in the North Sea and higher sales of line pipe to distributors. In the Middle East and Africa sales increased due to higher sales in Kuwait, UAE and Northern Africa. In Asia Pacific, sales increased due to higher sales in China and Indonesia.

Operating results from tubular products and services decreased 9% sequentially, from a gain of $238 million in the previous quarter to a gain of $216 million in the second quarter of 2019. Despite the increase in revenues, our operating margin decreased 160 basis points mainly due to flat average selling prices despite higher costs (resulting principally from the non-repetition of the $15 million tariff recovery recorded in the previous quarter and higher maintenance costs associated with a major overhaul of our facilities in Mexico).

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2019	1Q 2019		2Q 2018
Net sales ($ million)	104	109	(5%)	103	1%
Operating income ($ million)	18	21	(12%)	25	(27%)
Operating income (% of sales)	17.7%	19.1%		24.5%

Net sales of other products and services decreased 5% sequentially and increased 1% compared to the second quarter of 2018. The sequential decrease is mainly related to lower sales of energy and scrap.

Selling, general and administrative expenses, or SG&A, amounted to $339 million, or 17.7% of net sales, in the second quarter of 2019, compared to $345 million, 18.5% in the previous quarter and $338 million, 18.9% in the second quarter of 2018. Sequentially SG&A decreased 2% due to lower allowance for doubtful accounts and logistic costs, partially offset by higher consultancy fees, general expenses and provisions for contingencies.

Financial results amounted to a loss of $6 million in the second quarter of 2019, compared to a gain of $24 million in the previous quarter and a gain of $39 million in the second quarter of 2018, as during the 2Q 2019 there was a general appreciation of our most significant currencies versus the U.S. dollar, while in the previous quarter there was a significant depreciation of the Argentine peso. The loss of the quarter corresponds mainly to an FX loss of $8 million; $5 million loss related to the Japanese Yen appreciation mainly on newly recorded leasing liabilities (after adoption of IFRS 16), $1 million loss related to the Argentine peso appreciation on trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar and $1 million loss on Euro denominated intercompany liabilities due to the appreciation of the Euro.

Equity in earnings of non-consolidated companies amounted to $26 million in the second quarter of 2019, compared to $29 million in the previous quarter and $41 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $15 million in the second quarter of 2019, compared to $70 million in the previous quarter and $135 million in the second quarter of last year. During the quarter, our income tax charge was reduced mainly by the effect of the Argentine peso revaluation on the tax base at our Argentine subsidiaries which have U.S. dollar as their functional currency, and the application of the fiscal inflation adjustment in Argentine subsidiaries(~$25 million).

Cash Flow and Liquidity of 2019 Second Quarter

Net cash provided by operating activities during the second quarter of 2019 was $342 million, compared to $548 million in the first quarter of 2019 and $351 million in the second quarter of last year. During the second quarter of 2019 we generated $147 million from the reduction in working capital.

Free cash flow amounted to $245 million after capital expenditures of $97 million. Following a dividend payment of $331 million in May 2019, we maintained a net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) of $706 million at the end of the quarter.

Analysis of 2019 First Half Results

	6M 2019	6M 2018	Increase/(Decrease)
Net sales ($ million)	3,790	3,655	4%
Operating income (loss) ($ million)	494	435	14%
Net income ($ million)	482	402	20%
Shareholders’ net income ($ million)	484	403	20%
Earnings per ADS ($)	0.82	0.68	20%
Earnings per share ($)	0.41	0.34	20%
EBITDA ($ million)	760	717	6%
EBITDA margin (% of net sales)	20.1%	19.6%

Our sales in the first half of 2019 increased 4% compared to the first half of 2018. While volumes sold declined 6%, average selling prices increased 10% as the proportion of seamless pipes sold increased after completion of deliveries to Zohr project in the Middle East and Africa region. Sales increased in all regions, except in the Middle East and Africa. EBITDA increased 6% to $760 million in the first half of 2019 compared to $717 million in the first half of 2018, following the increase in sales. Net income attributable to owners of the parent during the first half of 2019 was $484 million or $0.82 per ADS, which compares with $403 million or $0.68 per ADS in the first half of 2018. The improvement in net income mainly reflects a better operating environment together with a lower income tax, partially offset by lower financial results and results from associated companies.

Cash flow provided by operating activities amounted to $890 million during the first half of 2019, including a reduction in working capital of $346 million. Following a dividend payment of $331 million in May 2019, and capital expenditures of $183 million during the first half of 2019, we maintained a positive net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) of $706 million at the end of June 2019.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2019		6M 2018		Increase/(Decrease)
Tubes	3,578	94%	3,452	94%	4%
Others	212	6%	203	6%	5%
Total	3,790	100%	3,655	100%	4%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2019	6M 2018	Increase/(Decrease)
Seamless	1,314	1,340	(2%)
Welded	357	431	(17%)
Total	1,671	1,771	(6%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2019	6M 2018	Increase/(Decrease)
(Net sales - $ million)
North America	1,757	1,634	8%
South America	667	595	12%
Europe	352	331	6%
Middle East & Africa	616	755	(18%)
Asia Pacific	186	137	36%
Total net sales ($ million)	3,578	3,452	4%
Operating income ($ million)	455	391	16%
Operating income (% of sales)	12.7%	11.3%

Net sales of tubular products and services increased 4% to $3,578 million in the first half of 2019, compared to $3,452 million in the first half of 2018, as a reduction of 6% in volumes was offset by an increase in average selling prices as the proportion of seamless pipes increased following the completion of deliveries of welded pipes to Zohr project offshore Egypt. The increase in sales came from all regions, except the Middle East and Africa. In the first half of 2019, the average number of active drilling rigs, or rig count grew 3% worldwide compared to the first half of 2018. Rig count in the United States and Canada declined 3%, while in the rest of the world the rig count grew 10% year on year.

Operating results from tubular products and services increased 16%, from $391 million in the first half of 2018, to $455 million in the first half of 2019. Results improved following an increase in sales and in margins due a richer mix of products sold.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2019	6M 2018	Increase/(Decrease)
Net sales ($ million)	212	203	5%
Operating income ($ million)	39	44	(11%)
Operating margin (% of sales)	18.4%	21.6%

Net sales of other products and services increased 5% to $212 million in the first half of 2019, compared to $203 million in the first half of 2018, mainly due to higher sales of sucker rods.

Operating income from other products and services decreased from $44 million in the first half of 2018 to $39 million in the first half of 2019 due to a decrease in operating margin from 22% to 18%.

Selling, general and administrative expenses, or SG&A, amounted to $684 million in the first half of 2019, representing 18% of sales, and $687 million in the first half of 2018, representing 19% of sales.

Financial results amounted to a gain of $18 million in the first half of 2019, compared to a gain of $31 million in the first half of 2018. The gain in the first half of 2019 corresponds mainly to an FX gain of $18 million; $19 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar. The gain in the first half of 2018 corresponds mainly to a gain of $19 million related to the Argentine peso devaluation and $14 million related to the Euro depreciation on Euro denominated intercompany liabilities (of which $13 million were offset in the currency translation reserve in equity).

Equity in earnings of non-consolidated companies generated a gain of $55 million in the first half of 2019, compared to a gain of $87 million in the first half of 2018. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a charge of $85 million in the first half of 2019, compared to $151 million in the first half of 2018. The income tax charge in the first half of 2018 was affected by the Mexican and Argentine peso devaluation on the tax base at our Mexican and Argentine subsidiaries which have the U.S. dollar as their functional currency. During the first half of 2019, our income tax charge was reduced mainly by the application of the fiscal inflation adjustment in Argentine subsidiaries(~$32 million).

Cash Flow and Liquidity of 2019 First Half

Net cash provided by operating activities during the first half of 2019 amounted to $890 million (including a reduction in working capital of $346 million), compared to cash provided by operations of $322 million (net of an increase in working capital of $358 million) in the first half of 2018.

Capital expenditures amounted to $183 million in the first half of 2019, compared to $196 million in the first half of 2018. Free cash flow amounted to $707 million in the first half of 2019.

Following a dividend payment of $331 million in May 2019, our financial position at June 30, 2019, amounted to a net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) of $706 million.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2019 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 1, 2019, at 9:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “2147716”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on August 1 through 12.00 pm on August 9, 2019. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “2147718” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Continuing operations	Unaudited		Unaudited
Net sales	1,917,965	1,788,484	3,789,724	3,654,719
Cost of sales	(1,342,819)	(1,226,557)	(2,614,618)	(2,532,063)
Gross profit	575,146	561,927	1,175,106	1,122,656
Selling, general and administrative expenses	(338,608)	(337,574)	(683,974)	(687,208)
Other operating income (expense), net	(2,050)	(1,917)	2,372	(815)
Operating income	234,488	222,436	493,504	434,633
Finance Income	12,736	9,609	23,197	18,982
Finance Cost	(11,287)	(10,422)	(18,269)	(20,596)
Other financial results	(7,585)	39,383	13,330	32,317
Income before equity in earnings of non-consolidated companies and income tax	228,352	261,006	511,762	465,336
Equity in earnings of non-consolidated companies	26,289	40,920	55,424	86,946
Income before income tax	254,641	301,926	567,186	552,282
Income tax	(14,942)	(135,454)	(84,898)	(150,576)
Income for the period	239,699	166,472	482,288	401,706

Attributable to:
Owners of the parent	241,486	168,328	484,365	403,311
Non-controlling interests	(1,787)	(1,856)	(2,077)	(1,605)
	239,699	166,472	482,288	401,706

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2019		At December 31, 2018
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,173,577		6,063,908
Intangible assets, net	1,575,561		1,465,965
Right-of-use assets, net	230,084		-
Investments in non-consolidated companies	862,905		805,568
Other investments	26,941		118,155
Deferred tax assets	205,806		181,606
Receivables, net	156,173	9,231,047	151,905	8,787,107
Current assets
Inventories, net	2,432,657		2,524,341
Receivables and prepayments, net	133,878		155,885
Current tax assets	125,412		121,332
Trade receivables, net	1,481,076		1,737,366
Derivative financial instruments	16,696		9,173
Other investments	360,694		487,734
Cash and cash equivalents	1,201,987	5,752,400	428,361	5,464,192
Total assets		14,983,447		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent		11,941,498		11,782,882
Non-controlling interests		208,698		92,610
Total equity		12,150,196		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	49,375		29,187
Lease liabilities	193,057		-
Deferred tax liabilities	355,302		379,039
Other liabilities	240,749		213,129
Provisions	37,828	876,311	36,089	657,444
Current liabilities
Borrowings	844,926		509,820
Lease liabilities	34,431		-
Derivative financial instruments	1,960		11,978
Current tax liabilities	121,101		250,233
Other liabilities	241,704		165,693
Provisions	32,023		24,283
Customer advances	44,075		62,683
Trade payables	636,720	1,956,940	693,673	1,718,363
Total liabilities		2,833,251		2,375,807
Total equity and liabilities		14,983,447		14,251,299

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2019	2018	2019	2018
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	239,699	166,472	482,288	401,706
Adjustments for:
Depreciation and amortization	135,220	140,401	266,555	282,203
Income tax accruals less payments	(164,370)	92,667	(154,419)	67,851
Equity in earnings of non-consolidated companies	(26,289)	(40,920)	(55,424)	(86,946)
Interest accruals less payments, net	(855)	6,155	(295)	6,775
Changes in provisions	2,844	(7,148)	974	(5,621)
Changes in working capital	146,556	(28,220)	346,045	(357,655)
Currency translation adjustment and others	9,496	21,835	4,193	13,362
Net cash provided by operating activities	342,301	351,242	889,917	321,675

Cash flows from investing activities
Capital expenditures	(97,378)	(103,793)	(183,064)	(195,731)
Changes in advance to suppliers of property, plant and equipment	1,535	4,632	2,036	4,218
Acquisition of subsidiaries, net of cash acquired	-	-	(132,845)	-
Loan to non-consolidated companies	-	(1,320)	-	(3,520)
Repayment of loan by non-consolidated companies	-	3,520	40,470	5,470
Proceeds from disposal of property, plant and equipment and intangible assets	474	1,224	736	2,708
Dividends received from non-consolidated companies	28,974	25,722	28,974	25,722
Changes in investments in securities	163,129	311,462	229,906	396,078
Net cash (used in) provided by investing activities	96,734	241,447	(13,787)	234,945

Cash flows from financing activities
Dividends paid	(330,550)	(330,550)	(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries	(672)	(1,108)	(672)	(1,108)
Changes in non-controlling interests	-	(1)	1	(1)
Payments of lease liabilities	(9,276)	-	(19,447)	-
Proceeds from borrowings	460,320	298,296	644,716	576,007
Repayments of borrowings	(274,042)	(448,811)	(413,094)	(696,852)
Net cash (used in) financing activities	(154,220)	(482,174)	(119,046)	(452,504)

Increase in cash and cash equivalents	284,815	110,515	757,084	104,116
Movement in cash and cash equivalents
At the beginning of the period	897,502	324,741	426,717	330,090
Effect of exchange rate changes	700	(8,000)	(784)	(6,950)
Increase in cash and cash equivalents	284,815	110,515	757,084	104,116
At June 30,	1,183,017	427,256	1,183,017	427,256

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Operating income	234,488	222,436	493,504	434,633
Depreciation and amortization	135,220	140,401	266,555	282,203
EBITDA	369,708	362,837	760,059	716,836

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Net cash provided by (used in) operating activities	342,301	351,242	889,917	321,675
Capital expenditures	(97,378)	(103,793)	(183,064)	(195,731)
Free cash flow	244,923	247,449	706,853	125,944

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2019	2018
Cash and cash equivalents	1,201,987	427,960
Other current investments	360,694	730,240
Non-current Investments	22,800	192,613
Derivatives hedging borrowings and investments	15,051	(87,806)
Borrowings – current and non-current	(894,301)	(840,495)
Net cash / (debt)	706,231	422,512